                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                               PJ America, Inc.
                               (Name of Issuer)

                             Common Capital Stock
                        (Title of Class of Securities)

                                   72585Q10
                                (CUSIP Number)

                              Douglas S. Stephens
                               PJ America, Inc.
                              2300 Resource Drive
                             Birmingham, AL 35242
                                (205) 981-2830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                With a Copy to:
                             Ivan M. Diamond, Esq.
                        Greenebaum Doll & McDonald PLLC
                           3300 National City Tower
                             Louisville, KY  40202
                                (502) 587-3534

                                August 31, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON'S (entities only)

      Richard F. Sherman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,869 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,763/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,869 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,763/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      14,632 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 100,000 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.6%
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 100%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------


________________

/1/ Includes 5,738 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 5,738 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96 and 287 held directly by Nicholas H. Sherman. Merida and Nicholas Sherman are the adult children of Richard Sherman.

                                   Page -2-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      61-6264185
      Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,476 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,476 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,476 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 100,000 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.5%
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 100%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                   Page -3-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      61-6264188
      Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          287 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,476 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          287 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,476 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,763 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 100,000 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.8%
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 100%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                   Page -4-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Douglas S. Stephens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          13,912 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          13,912 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      13,912 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 100,000 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.9%
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 100%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                   Page -5-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Stephen P. Langford
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          N/A
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,887 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          N/A
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,887 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,887 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 100,000 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.9%
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 100%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                   Page -6-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Martin T. Hart, individually and on behalf of H Investment Company LLP
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,721
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,451
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,721
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,451
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,172 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 100,000 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.2%
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 100%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                   Page -7-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Michael J. Grisanti
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          9,643
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          9,643
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,643 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 100,000 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.6%
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 100%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                   Page -8-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Jack A. Laughery
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          12,285
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          12,285
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,285 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 100,000 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.3%
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 100%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                   Page -9-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Frank O. Keener
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      BK
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          18,625 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             N/A
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          18,625 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      18,625 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 100,000 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.6%
      (may be deemed to beneficially own all shares beneficially owned by each member of the group, or 100%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                   Page -10-

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON'S
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Michael M. Fleishman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          10,812 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,033/2/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          10,812 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,033/2/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      11,845 (may be deemed to beneficially own all shares beneficially owned by each member of the group or 100,000 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.8%
      (may be deemed to beneficially own all shares (beneficially owned by each member of the group, or 100%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

__________________

/2/ Includes 746 shares held by Mr. Fleishman's wife, 172 shares held by Mr. Fleishman's wife as custodian for their minor child and 115 shares held by Mr. Fleishman's adult daughter. Mr. Fleishman disclaims beneficial ownership of shares owned by his wife.

                                   Page -11-

     This is Amendment No. 7 to the Schedule 13D filed on April 2, 2001, as amended on July 3, 2001, and as further amended on July 20, 2001, August 9, 2001, August 20, 2001, August 21, 2001 and August 28, 2001 pursuant to a combined Schedule TO, Schedule 13E and Schedule 13D under cover of a Schedule TO. It is being filed by (i) Richard F. Sherman, (ii) Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96; (iii) Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96; (iv) Douglas S. Stephens; (v) Stephen P. Langford; (vi) Martin T. Hart, individually and on behalf of H Investment Company, LLP; (vii) Michael J. Grisanti; (viii) Jack A. Laughery; (ix) Frank O. Keener; and (x) Michael M. Fleishman (the "Investor Group"). It relates to the common stock, par value $.01 per share (the "Shares") of PJ America, Inc. ("PJAM").

     All capitalized terms used in this Amendment without definition have the meanings ascribed to such terms in the Schedule TO and Offer to Purchase. The item numbers refer to items in the Schedule 13D.

     The Schedule 13D is hereby amended and supplemented by adding the following information.

Item 5. Interest in Securities of the Issuer

     "The Offer expired at 5 p.m., Eastern Daylight time, on Monday August 27, 2001. A total of 2,494,394 Shares had been tendered pursuant to the Offer and not withdrawn. After giving effect to the acquisition of the Shares tendered in the Offer, and prior to the Merger, the Purchaser and the Investor Group owned approximately 98% of the Shares outstanding.

     On August 31, 2001, a Certificate of Ownership and Merger was filed with the Secretary of State of the State of Delaware and effective as of 5 p.m. Eastern Daylight Time on August 31, 2001 the Purchaser was merged with and into PJAM. The Purchaser ceased to have a separate corporate existence. As a result of the Merger, (1) each publicly held Share was converted into the right to receive $8.75 in cash, subject to the exercise of dissenter' rights under Delaware law; (2) each Share held by the Purchaser was canceled; and (3) each share of the Purchaser was converted into a Share of PJAM. Prior to the Merger the members of the Investor Group contributed their Shares to the Purchaser in exchange for shares of the Purchaser. Accordingly PJAM is now wholly-owned by the Investor Group. The Shares ceased to be traded on the Nasdaq National Market effective as of the close of business on August 31, 2001. A copy of the press release announcing completion of the Merger is attached hereto as Exhibit
(a)(18).

     The following table sets forth the beneficial ownership of Shares for each member of the Investor Group immediately following the effective time of the Merger. There are currently 100,000 Shares outstanding.

                                     Sole Power to Vote or                Shared Power to Vote or
                                        Direct the Vote/                      Direct the Vote/
                                    Sole Power to Dispose or             Shared Power to Dispose or
                                     Direct the Disposition               Direct the Disposition
                                --------------------------------    ------------------------------------
                                        Number of Shares                      Number of Shares
                                --------------------------------    ------------------------------------
Richard F. Sherman                           2,869                               11,763 /(1)/

Merida Sherman                                 0                                 11,476 /(2)/

Nicholas Sherman                               287                               11,476 /(2)/

Douglas S. Stephens                         13,912                                   0

Stephen P. Langford                            0                                 11,887/(3)/

Martin T. Hart                               1,721                                5,451/(4)/

Michael J. Grisanti                          9,643/(5)/                              0

Jack A. Laughery                            12,285                                   0

Frank O. Keener                             18,625                                   0

Michael M. Fleishman                        10,812                                1,033/(6)/

(1) Includes 5,738 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 5,738 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96 and 287 held directly by Nicholas H. Sherman. Merida and Nicholas Sherman are the adult children of Richard Sherman.
(2) Includes 5,738 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 5,738 shares held by the Nicholas H. Sherman Trust u/a dated 9/1/96.
(3)  Shares held jointly with wife.
(4) Includes shares formerly held by H Investment Company and now distributed to Mr. Hart's daughters.
(5) Includes Shares formerly held by the Grisanti Family Partnership and the Grisanti Family Trust and now held directly by Mr. Grisanti.
(6) Includes 746 shares held by Mr. Fleishman's wife, 172 shares held by Mr. Fleishman's wife as custodian for their minor child and 115 shares held by Mr. Fleishman's adult daughter. Mr. Fleishman disclaims beneficial ownership of shares owned by his wife.

                                  SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



/s/ Richard F. Sherman                     /s/ Douglas S. Stephens
----------------------------------         ----------------------------------
Richard F. Sherman                         Douglas S. Stephens


/s/ Stephen P. Langford                    /s/ Martin T. Hart
----------------------------------         ----------------------------------
Stephen P. Langford                        Martin T. Hart


/s/ Michael J. Grisanti                    /s/ Jack A. Laughery
----------------------------------         ----------------------------------
Michael J. Grisanti                        Jack A. Laughery


/s/ Frank O. Keener                        /s/ Michael M. Fleishman
----------------------------------         ----------------------------------
Frank O. Keener                            Michael M. Fleishman

/s/ Merida L. Sherman                      /s/ Nicholas H. Sherman
----------------------------------         ----------------------------------
Merida L. Sherman, individually and        Nicholas H. Sherman, individually
as co-Trustee of the Merida L. Sherman and as co-Trustee of the Merida L. Trust u/a dated 9/1/96 and as co-Trustee Sherman Trust u/a dated 9/1/96 and
of the Nicholas H. Sherman Trust u/a       as co-Trustee of the Nicholas H.
dated 9/1/96                               Sherman Trust u/a dated 9/1/96


                                            H Investment Company LLP

                                            By: Martin T. Hart, General Partner

                                                By: /s/ Martin T. Hart
                                                    ----------------------------
                                                Title: General Partner




Dated: August 31, 2001.